FRONTEER GOLD INC.

INSTRUMENT OF PROXY

SOLICITED BY MANAGEMENT OF FRONTEER GOLD INC.
FOR USE AT THE SPECIAL MEETING OF SECURITYHOLDERS OF
FRONTEER GOLD INC. TO BE HELD ON MARCH 30, 2011

The undersigned holder (the “Optionholder”) of options (“Options”) to acquire common shares (the “Shares”) of Fronteer Gold Inc. (the “Corporation”) hereby nominates, constitutes and appoints Mark O’Dea, President and Chief Executive Officer, or failing him, Oliver Lennox-King, Chairman of the board of directors and a director, or, instead of either of them,                                                                              , as proxy of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned in accordance with the following directions (or if no directions are given, as the proxyholder sees fit) and in respect of all other matters that may properly come before the special meeting of the holders of Shares and the holders of Options (collectively, the “Securityholders”) of the Corporation to be held on the 30th day of March, 2011 (the “Meeting”) and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment(s) or postponement(s) thereof.

THE OPTIONS REPRESENTED BY THIS PROXY WILL BE VOTED “FOR” OR VOTED “AGAINST”, AS APPLICABLE, THE MATTER IDENTIFIED BELOW IN ACCORDANCE WITH THE SPECIFICATIONS OF THE OPTIONHOLDER. WHERE NO CHOICE IS SPECIFIED, THIS PROXY CONFERS DISCRETIONARY AUTHORITY AND WILL BE VOTED “FOR” THE MATTER LISTED BELOW.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF MEETING OR ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF IN SUCH MANNER AS THE PROXYHOLDER IN ITS JUDGMENT MAY DETERMINE.

AN OPTIONHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR AND ON ITS BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT’S PROXY NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

TO BE VALID, THIS PROXY MUST BE RECEIVED BY THE CORPORATION’S REGISTRAR AND TRANSFER AGENT AT THE ADDRESS INDICATED ON THE ENCLOSED ENVELOPE NOT LATER THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) PRIOR TO THE TIME OF THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxy nominee named above to vote the Options represented by this proxy as indicated below:

1.	FOR ☐ or AGAINST ☐ the special resolution, the full text of which is attached as Appendix “A” to the Management Information Circular dated March 2, 2011 (the “Information Circular”), to approve a plan of arrangement pursuant to section 182 of the Business Corporations Act (Ontario), involving the Corporation, Newmont Mining Corporation, Pilot Gold Inc. and the Securityholders, all as more particularly described in the Information Circular; and

2.	at the nominee’s discretion, to act and vote upon any amendments or variations to matters specified in the accompanying Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments(s) or postponement(s) thereof.

THIS PINK FORM OF PROXY SHOULD ONLY BE USED WITH RESPECT TO FRONTEER
OPTIONS. TO VOTE YOUR FRONTEER SHARES, YOU MUST USE THE BLUE FORM OF PROXY.

This proxy revokes and supersedes all proxies of an earlier date.

DATED this            day of                          , 2011.

PRINT NAME:

SIGNATURE:

NOTES:

1.	This proxy must be signed by the Optionholder or his attorney duly authorized in writing, or, if the Optionholder is a corporation, by a duly authorized officer or director thereof under its corporate seal, or by an attorney thereof duly authorized. If securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign the proxy.

2.	A person appointed as proxy nominee to represent an Optionholder need not be a shareholder or optionholder of the Corporation.

3.	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation to the Optionholder.

4.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

5.	Each optionholder who is unable to attend the meeting is respectfully requested to fill out, date and sign this form of proxy and return it in the envelope provided.

6.	To be used at the Meeting, proxies must be properly completed, signed and delivered and received at the office of the Corporation’s registrar and transfer agent, Equity Financial Trust Company, at 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment(s) or postponement(s) of the Meeting at which this proxy is to be used.

7.	This proxy should be read in conjunction with the accompanying documentation provided on behalf of management of the Corporation, including the Information Circular.